FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2002


                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F X  Form 40-F
                                      ---

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                    Yes  No X
                                           ---



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Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K:

Exhibit 99.1: a press release dated November 13, 2002, announcing that the Company received a Nasdaq Staff Determination indicating that the Company's securities are subject to delisting from The Nasdaq National Market.










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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    Korea Thrunet Co., Ltd.

                                                    By: /s/ Yong S. Lee
                                                        ----------------------
Date: November 14, 2002                             Name: Yong S. Lee
                                                    Title:  Head of IR Team




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                                  EXHIBIT INDEX



Exhibit           Description

99.1 a press release dated November 13, 2002, announcing that the Company received a Nasdaq Staff Determination indicating that the Company's securities are subject to delisting from The Nasdaq National Market.


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